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                        SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                             THOUSAND TRAILS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  885502 10 4
        -------------------------------------------------------------
                                 (CUSIP Number)

William J. Shaw, c/o Thousand Trails, Inc., 2711 LBJ Freeway, Suite 200, Dallas,
                                  Texas  75234
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 19, 1996
        -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 Pages
                      Index to Exhibits Appears on Page 7
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                                  Schedule 13D

-------------------------                    -----------------------------------
CUSIP No. 885502 10 4                        Pages _________ of Page ___________
-------------------------                    -----------------------------------
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   William J. Shaw (S.S. No.  ###-##-####)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                             [_]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
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 NUMBER OF       7         SOLE VOTING POWER

  SHARES                   792,995**
                     -----------------------------------------------------------
BENEFICIALLY     8         SHARED VOTING POWER

  OWNED BY                 0
                     -----------------------------------------------------------
    EACH         9         SOLE DISPOSITIVE POWER

  REPORTING                792,995**
                     -----------------------------------------------------------
   PERSON       10         SHARED DISPOSITIVE POWER

    WITH                   0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    792,995**

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9% **

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
**  See Item 5

                               Page 2 of 14 Pages
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                                 SCHEDULE 13D

Item 1.  Security and Issuer.
         -------------------

    This statement on Schedule 13D relates to common stock, $.01 par value per share (the "Shares"), of Thousand Trails, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234, telephone number (972) 243-2228. On November 20, 1996, USTrails Inc., a Nevada corporation ("USTrails"), was merged with and into the Issuer, a newly formed, wholly owned subsidiary of USTrails, with the Issuer as the surviving corporation. In the merger, each share of common stock of USTrails was converted into one Share and each option to purchase a share of common stock of USTrails was converted into an option to purchase one Share. As used herein, the term "Issuer" includes USTrails.

Item 2.  Identity and Background.
         -----------------------

(a)-(c). This statement is filed by William J. Shaw, an individual whose principal business address is 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234, telephone number (972) 243-2228. Mr. Shaw's principal occupation is President, Chief Executive Officer and Chairman of the Board of the Issuer.

(d) During the last five years, Mr. Shaw has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Shaw has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      Mr. Shaw is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

       At the Annual Meeting of Stockholders of USTrails on November 19, 1996, the stockholders of the Issuer approved the Stock Option Agreement, attached as
Exhibit 10.1 (the "Stock Option Agreement"), granting Mr. Shaw, the Issuer's Chairman of the Board, President and Chief Executive Officer, the option to purchase 664,495 Shares (the "Option"). The Option had been authorized by the Special Committee of the Board of Directors of USTrails as of August 1, 1996 conditioned upon stockholder approval. The Shares covered by the Option represent 9% of the outstanding common stock of USTrails after consummation of the restructuring of its outstanding Senior Secured Notes Due 1998 (the "Restructuring") on July 17, 1996. The exercise price is $0.69 per share, the average closing bid quotation for the common stock of USTrails as quoted through the NASD OTC Bulletin Board and National Quotation Bureau's Pink Sheets for the ten business days immediately following the date the Restructuring was consummated. Options to purchase 144,927 Shares are intended to be eligible for treatment as incentive stock options under Section 422 of the Code and the remaining options are non-qualified options for such purposes. The Option is exercisable immediately, in full or in part, for a

                               Page 3 of 14 Pages
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term of ten years, while Mr. Shaw is in the employ of the Issuer and for a 90-
day period thereafter except in the event of the termination of Mr. Shaw's employment due to death or permanent disability, in which case the Option will be exercisable for one year thereafter, or for "cause," in which case the Option will terminate immediately. Mr. Shaw will not be permitted to exercise the Option if, and to the extent that, such exercise would cause an increase in the amount of "ownership change" for purposes of Section 382 of the Internal Revenue Code of 1986, as amended ("Ownership Change"). In the event the Option would otherwise expire at a time Mr. Shaw is not permitted to exercise all or a portion of the Option because to do so would increase the amount of Ownership Change (the "Exercise Restriction"), generally the term of the Option will be extended with respect to that portion of the Option which would cause an increase in order to ensure that Mr. Shaw will have at least a 90-day period after such limitations cease within which to exercise the Option. However, solely with respect to that portion of the options intended to be incentive stock options, the Exercise Restrictions will not apply during the last 90 days of the ten year term, and, if unexercised at the end of such ten year term, such options will expire. Neither the Options, nor any interest therein, may be assigned or transferred except by will or the laws of descent and distribution. The Issuer intends to file a Registration Statement on Form S-8 with respect to the shares issuable under the Stock Option Agreement. The exercise price is payable in cash, except that with the prior approval of the committees administering the Option, the exercise price may be paid in whole or in part by the delivery to the Issuer of a certificate or certificates representing Shares, provided that the Issuer is not then prohibited by the terms of any contractual obligation or legal restriction from purchasing or acquiring such Shares. Subject to the foregoing, should Mr. Shaw exercise the option, it is anticipated that personal funds will be used to pay the purchase price.

     On October 28, 1996, Mr. Shaw purchased 126,000 shares of USTrails' common stock in a privately negotiated transaction at a price of $1.19 per share (the "October 28 Transaction"). On August 28, 1996, Mr. Shaw purchased 2,500 shares of USTrails common stock in an open market transaction at a price of $0.875 per share (the "August 28 Transaction"). In the case of both the October 28 Transaction and the August 28 Transaction, Mr. Shaw's personal funds were used to pay the purchase price.

Item 4.  Purpose of the Transaction.
         --------------------------

     Mr. Shaw was granted the Option pursuant to his employment arrangements with the Issuer. It is Mr. Shaw's intention to hold the Option, and any Shares issued upon exercise of the Option, for investment. Mr. Shaw has no current intention to exercise the Option in the immediate future. Mr. Shaw purchased Shares in the October 28 Transaction and August 28 Transaction for investment.

     Mr. Shaw may, from time to time, subject to any applicable law and the Exercise Restrictions, exercise the Option, be granted options to purchase Shares pursuant to the Issuer's stock option plans, make purchases of Shares or warrants to acquire Shares and may dispose of any or all Shares or warrants to acquire Shares held by him at any time. Any such purchases may be in the open market or in privately negotiated transactions. Except as set forth above, Mr. Shaw has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive, of Item 4 of
Schedule 13D. Mr. Shaw may, at any time and from time to time, review or reconsider his position with respect to the Issuer, and formulate

                               Page 4 of 14 Pages
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plans or proposals with respect to any such matters, but Mr. Shaw has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

(a) 7,383,276 Shares are presently outstanding. Pursuant to Rule 13d-3(d)(1)(i), Mr. Shaw is deemed to beneficially own the 664,495 Shares issuable upon exercise of the Option and such Shares are deemed to be outstanding for purposes of determining the percentage of Shares beneficially owned by Mr. Shaw. The Shares covered by the Option, together with the 128,500 Shares owned by Mr. Shaw, constitute approximately 9.9% of the Shares.

(b) Mr. Shaw has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 792,995 Shares of the Issuer deemed beneficially owned by Mr. Shaw pursuant to Rule 13d-3(d)(1)(i) subject, in the case of 664,495 Shares covered by the Option, to exercise of the Option.

(c) As noted in Item 3, on November 19, 1996, the Option was approved by the stockholders of USTrails. On October 28, 1996, Mr. Shaw purchased 126,000 shares of common stock of USTrails in a privately negotiated transaction at a price of $1.19 per share. On August 28, 1996, Mr. Shaw purchased 2,500 shares of common stock of USTrails in an open market transaction.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Option, the Shares issuable upon exercise thereof or the other Shares beneficially owned by Mr. Shaw.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings, Or Relationships with
         --------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------
      Other than as described herein, Mr. Shaw is not a party to any contracts, arrangements, understandings or relationship (legal or otherwise) with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

                Description of Exhibit                         Exhibit Number
                ----------------------                         --------------

Stock Option Agreement dated as of August 1, 1996                   10.1*

                               Page 5 of 14 Pages
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                                   SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

    DATED:  November 26, 1996



                              /s/ William J. Shaw
                              -------------------------------------------
                              William J. Shaw

                               Page 6 of 14 Pages
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                                 EXHIBIT INDEX

         Description of Exhibit               Exhibit                Page
         ----------------------               -------                ----
                                               Number
                                               ------

  Stock Option Agreement dated as of
   August 1, 1996                               10.1                   *


                               Page 7 of 14 Pages